UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period April 2007         File No. 0-31204

Golden Goliath Resources Ltd.

(Name of Registrant)

Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

(Address of principal executive offices)

1.

News Release dated April 25, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.

(Registrant)

Dated: February 5, 2009	By: /s/ J. Paul Sorbara J. Paul Sorbara, President

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE TSX.V : GNG

April 25, 2007 PR 11/07 US:GGTH-F

GOLDEN GOLIATH CLOSES $6.6 MILLION FINANCING

AGNICO EAGLE AND SPROTT ASSET MANAGEMENT INCREASE OWNERSHIP

Vancouver, BC – Golden Goliath Resources Ltd. is very pleased to announce that it has now closed a combined brokered and non-brokered private placement for total gross proceeds of $6,647,200. The financing consisted of units at a price of $0.40 per unit (a “Unit”). Each Unit consisted of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.45 for each warrant. Once resale restrictions on the shares having expired and upon Golden Goliath’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days Golden Goliath may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release). All securities issued are subject to a hold period until August 21, 2007.

The proceeds will be used primarily to greatly increase the drilling program currently underway on the Company’s 100% owned properties in the Uruachic Mining Camp, located in Mexico’s Sierra Madre Occidental mountain range.

Golden Goliath engaged Bolder Investment Partners Ltd. as agent and who received a commission of 7.5%, of which it elected to take 252,476 in Units, 1,482,250 Agent’s warrants were issued exercisable for a period of two years at a price of $0.45 per Agent’s warrant and a $7,500 cash work fee.

The Company is also very pleased that Agnico Eagle Mines Limited was a substantial purchaser of the private placement Units. With its previous holdings of 1,612,000 shares and its purchase of 3,750,000 units of the current financing, Agnico Eagle now holds 5,362,000 shares and 3,750,000 Warrants of Golden Goliath for 14.5% of the outstanding common shares of Golden Goliath, on a partially diluted basis.  These shares were purchased for investment purposes. Agnico Eagle is represented on Golden Goliath’s Board of Directors by their Vice President Project Development, Marc Legault.

About Agnico Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 26 consecutive years.

Sprott Asset Management was also a substantial purchaser of the current private placement units. With its previous holdings of 6,910,500 shares and its purchase of 1,500,000 units of the current financing, Sprott Asset Management now holds 8,410,500 shares and 3,000,000 Warrants of Golden Goliath for 18.4% of the outstanding common shares of Golden Goliath, on a partially diluted basis. These shares were purchased for investment purposes.

This news release does not constitute an offer to sell or solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com.

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.